EX-16.1
                 Resignation of Wrinkle, Gardner & Co., P.C.


February 15, 2002

Consent of Wrinkle, Gardner & Co., P.C.
Certified Public Accountants
211 E. Parkwood, Suite 100
Friendwood, TX 77546
Telephone: (281) 992-2200
Fax: (281)992-2284

ATNG, Inc.
Robert Gates
6401 Poplar Ave., Suite 330,
Memphis, TN 38119
Telephone: (901) 818-4880

Dear Mr. Gates:

This is to confirm that the client-auditor relationship between ATNG, Inc. (Commission File Number 000-28519 ) and Wrinkle, Gardner & Co., P.C. has ceased at the request of ATNG, Inc. Such termination of relationship was not as a result of any disagreement with management on any matter.

In connection with the audit of the two most recent fiscal years, no disagree-ment(s) exist with any former accountant on any matter of accounting, principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant would have caused them to make reference in connection with their report to the subject of the disagreement(s).

The audit report by Wrinkle, Gardner & Co., P.C. for the year ended December 31, 2000 contained an opinion which included a paragraph discussing uncertainties related to continuation of the Registrant as a going concern. Otherwise, the audit report for the year ended December 31, 2000 did not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles.


Sincerely,


/s/Wrinkle,  Gardner & Co., P.C.
---------------------------------
Wrinkle,  Gardner & Co., P.C.

cc: Office of the Chief Accountant
    SECPS Letter File
    Securities and Exchange Commission